EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report relating to the combined financial statements of the flow and hydraulic technologies operations of SPX Corporation (“SPX”), which consist of the flow and hydraulic technologies operations as well as certain corporate subsidiaries, dated May 14, 2015 (which report expresses an unqualified opinion and includes an explanatory paragraph related to (i) the inclusion of expense allocations for certain corporate functions historically provided by SPX and (ii) transactions with related parties), appearing in Amendment No. 3 to the Registration Statement on Form 10 of SPX FLOW, Inc.

/s/ Deloitte & Touche LLP

September 25, 2015

Charlotte, North Carolina